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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

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       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                   VMS INVESTORS FIRST-STAGED EQUITY L.P. II,
                         A DELAWARE LIMITED PARTNERSHIP
                           (Name of Subject Company)



                   VMS INVESTORS FIRST-STAGED EQUITY L.P. II,
                         A DELAWARE LIMITED PARTNERSHIP
                      (Name of Person(s) Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)



                                      N/A
                     (Cusip Number of Class of Securities)


                            -----------------------

                               CARROLL D. VINSON
                                   PRESIDENT
                                  MAERIL, INC.
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 239-2747

                 (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                        the person(s) filing statement)
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ITEM 1.    SECURITY AND SUBJECT COMPANY.

           The name of the subject company is VMS Investors First-Staged Equity L.P. II, a Delaware limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is One Insignia Financial Plaza, Greenville, South Carolina 29602. The title of the class of equity securities to which this statement relates is the units of limited partnership interest ("Units") of the Partnership.

ITEM 2.    TENDER OFFER OF THE BIDDER.

           This statement relates to an offer by Cooper River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 11,500 of the outstanding Units at a purchase price of $55 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated September 29, 1998 (the "Offer to Purchase") and related Assignment of Partnership Interest (which collectively constitute the "Offer"). A Tender Offer Statement on Schedule 14D-1 with respect to the Offer has been filed by the Purchaser, Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Insignia Financial Group, Inc., a Delaware corporation ("Insignia") (collectively, the "Bidders").

           The address of the Purchaser's principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602.

ITEM 3.    IDENTITY AND BACKGROUND.

           (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

           (b)(1) MAERIL, Inc., which is the general partner of the Partnership (the "General Partner"), is a direct, wholly-owned subsidiary of IPT. The Purchaser is a recently formed, wholly-owned subsidiary of IPLP, which is the operating partnership of IPT. IPT is the sole general partner of IPLP (owning approximately 70% of the total equity interests in IPLP), and Insignia is the sole limited partner of IPLP (owning approximately 30% of the total equity interests in IPLP). Insignia and its affiliates also own approximately 57% of the outstanding common shares of IPT.

           For more than the past three years, Insignia/ESG, Inc. (formerly known as Insignia Commercial Group, Inc.) ("I/ESG"), which is an affiliate of IPT and the Purchaser, has provided property management services to the Partnership, and Insignia (directly or through affiliates) has performed asset management, partnership administration and investor relations services for the Partnership.

           By reason of these relationships, the General Partner has conflicts of interest in considering the Offer.

           The Partnership paid I/ESG fees for property management services in the amounts of approximately $145,000, $146,000 and $139,000 for the years ended December 31, 1997, 1996 and 1995, respectively, and has paid I/ESG property management fees equal to $64,000 during the first six months of 1998. The Partnership reimbursed the General Partner and its affiliates (including Insignia) for expenses incurred in connection with asset management and partnership administration services performed by them for the Partnership for the years ended December 31, 1997, 1996 and 1995 in the amounts of $89,000, $76,000 and $136,000, respectively, and has


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reimbursed them for such services in the amount of $32,000, through June 30,
1998 (including reimbursements paid to an affiliate of the General Partner in the amounts of $8,000 for the year ended December 31, 1997 (for commercial lease commissions) and $4,000 for the six months ended June 30, 1998 (for costs incurred in connection with construction oversight services).

           As described above, the Purchaser and the General Partner are affiliates of and controlled by IPT, which is controlled by Insignia. The General Partner has conflicts of interest in considering the Offer, including
(i) as a result of the fact that a sale or liquidation of the Partnership's assets would result in a decrease or elimination of the fees paid to the General Partner and/or its affiliates and (ii) the fact that as a consequence of the Purchaser's ownership of Units, the Purchaser (which is an affiliate of the General Partner) may have incentives to seek to maximize the value of its ownership of Units, which in turn may result in a conflict for the General Partner in attempting to reconcile the interests of the Purchaser (which is an affiliate of the General Partner) with the interests of the other Limited Partners. As with any rational investment decision, the Purchaser (which is an affiliate of the General Partner) is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser (which is an affiliate of the General Partner) to purchase Units at a low price and the desire of the Limited Partners to sell their Units at a high price.

           As described in the Offer to Purchase, the Purchaser (which is an affiliate of the General Partner) expects to pay for the Units it purchases pursuant to the Offer with funds provided by IPLP as capital contributions. IPLP in turn intends to use its cash on hand and, if necessary, funds available to it under its credit facility to make such contributions. It is possible, however, that in connection with its future financing activities, IPT or IPLP may cause or request the Purchaser (which is an affiliate of the General Partner) to pledge the Units as collateral for loans, or otherwise agree to terms which provide IPT, IPLP and the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Units. This could be the case, for example, if a loan has a "balloon" maturity after a relatively short time or bears a high or increasing interest rate. In such a situation, the General Partner may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the need of its affiliates for cash flow from the Partnership's activities.

           If the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser (which is an affiliate of the General Partner) will have the right to vote those Units and thereby significantly influence all voting decisions with respect to the Partnership, including decisions concerning liquidation, amendments to the Limited Partnership Agreement, removal and replacement of the General Partner and mergers, consolidations and other extraordinary transactions. This means that
(i) non-tendering Limited Partners could be prevented from taking action they desire but that IPT (which is an affiliate of the General Partner) opposes and
(ii) IPT (which is an affiliate of the General Partner) may be able to take action desired by IPT but opposed by the non-tendering Limited Partners.

           The Limited Partnership Agreement provides that the General Partner has absolute discretion as to whether to admit an assignee of Units to the Partnership as a substituted Limited Partner. The Purchaser (which is an affiliate of the General Partner) will seek to be admitted to the Partnership as a substituted Limited Partner upon consummation of the Offer and, when admitted, will have the right to vote each Unit purchased pursuant to the Offer. Even if the Purchaser (which is an affiliate of the General Partner) is not admitted to the Partnership as a substituted Limited Partner, however, the Purchaser nonetheless will have the right to vote each Unit purchased in the Offer pursuant to the irrevocable appointment by tendering Limited



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Partners of the Purchaser (which is an affiliate of the General Partner) and its managers and designees as proxies with respect to the Units tendered by such Limited Partners and accepted for payment by the Purchaser. As a result, if the Purchaser (which is an affiliate of the General Partner) is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser will have the right to vote those Units and thereby significantly influence all voting decisions with respect to the Partnership. In general, IPLP and the Purchaser (which are affiliates of the General Partner) will vote the Units owned by them in whatever manner they deem to be in IPT's best interests, which, because of their relationship with the General Partner, also may be in the interest of the General Partner, but may not be in the interest of other Limited Partners. This could (i) prevent non-tendering Limited Partners from taking action they desire but that IPT opposes and (ii) enable IPT to take action desired by IPT but opposed by non-tendering Limited Partners. Under the Limited Partnership Agreement, Limited Partners holding a majority of the Units are entitled to take action with respect to a variety of matters including: removal of the General Partner and in certain circumstances election of a new or successor general partner; dissolution of the Partnership; sale of all or substantially all of the assets of the Partnership; and most types of amendments to the Limited Partnership Agreement.

           To the best knowledge of the General Partner, except as described in this Schedule 14D- 9, there are no other material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Partnership, the General Partner and their affiliates and the Bidders, their executive officers, directors or affiliates.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

           Because of the existing and potential future conflicts of interest described in Item 3 above, the Partnership and the General Partner are remaining neutral and making no recommendation as to whether Limited Partners should tender their Units in response to the Offer.

ITEM 5.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

           Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Limited Partners on its behalf concerning the Offer.

ITEM 6.    RECENT TRANSACTIONS AND INTEREST WITH RESPECT TO SECURITIES.

           None.

ITEM 7.    CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

           None.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED.

           None.




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ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

           (a) Form of cover letter to Limited Partners of the Partnership dated September 29, 1998.

           (b)    None.

           (c)    None.

























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                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1998

                           VMS Investors First-Staged Equity L.P. II, a Delaware limited partnership

                                    By:     MAERIL, Inc.,
                                            its General Partner


                                    By:     /s/ Carroll D. Vinson
                                            --------------------------
                                            Carroll D. Vinson
                                            President








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                                 EXHIBIT INDEX




         EXHIBIT NO.                       DESCRIPTION

             (a) Form of cover letter to Limited Partners from the Partnership dated September 29, 1998.

             (b)              None.

             (c)              None.











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